UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42557

RedCloud Holdings plc

(Registrant’s Name)

50 Liverpool Street,

London, EC2M 7PY, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other Events.

On June 24, 2026, RedCloud Holdings plc (the “Company”) announced the entry into a joint venture agreement (the “JV Agreement”) and a twenty-year platform license and infrastructure usage agreement (the “Licensing Agreement”) with Dheer Marketing India, a company incorporated under the laws of the Republic of India (“Dheer Marketing”), to deploy its RedAI infrastructure, powered by its RAID (Realtime AI for Distribution) intelligence engine (“RedAI”), across India, the Company’s first market in Asia.

The JV Agreement provides for a 51%/49% ownership structure between the Company and Dheer Marketing, respectively, of the intended joint venture entity that is expected to be incorporated in India as RedCloud India Private Limited, and headquartered in New Delhi, India. The JV Agreement is intended to combine the Company’s intelligent trade infrastructure, RedAI, with Dheer Marketing’s Indian distribution network, which includes fast moving consumer goods (“FMCG”) as well as footwear, apparel and other consumer goods.

Pursuant to the terms of the Licensing Agreement, the Company shall allocate and make available to Dheer Marketing RedAI, which includes hosting capacity, integrations, operational systems, cybersecurity, maintenance and related services, at a committed annual value of $6,000,000 per year (the “Annual Commitment”). The Annual Commitment shall apply for an initial term of twenty (20) years, providing for a total commitment infrastructure value of up to $120,000,000, predicated on revenues generated by the deployment of RedAI across India. Revenues generated in excess of the Annual Commitment and other obligations under the License Agreement, shall be distributed to RedCloud and Dheer Marketing pursuant to the JV Agreement.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RedCloud Holdings plc

By:	/s/ Justin Floyd
Name:	Justin Floyd
Title:	Chief Executive Officer

Date: June 25, 2026

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